SD 3/3/03

03002451

VF 2-28-03

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 181 WASHINGTON D.C.

SEC FILE NUMBER
8- 53221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TrueNorth Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 North Water, IMA Plaza Suite 200
(No. and Street)

Wichita (City) Kansas (State) 67202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen Gibbs and Houlik, L.C.
(Name - *if individual, state last, first, middle name*)

301 North Main, Suite 1700 (Address) Wichita (City) Kansas (State) 67202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, David L. Strohm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of True North Securities, Inc. , as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

C.E.O.
Title

TARA A. HILTON
Notary Public - State of Kansas
My Appt. Expires 5/10/04

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
TrueNorth Securities, Inc.

In planning and performing our audit of the financial statements of TrueNorth Securities, Inc. (Company) for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 30, 2003
Wichita, Kansas

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2002 AND 2001

WITH

INDEPENDENT AUDITORS' REPORT

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2002 and 2001

TABLE OF CONTENTS

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TrueNorth Securities, Inc.

We have audited the statement of financial condition of TrueNorth Securities, Inc. (a wholly-owned subsidiary of TrueNorth, Inc.) as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of TrueNorth Securities, Inc. for the year ended December 31, 2001 were audited by other auditors whose report, dated February 18, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrueNorth Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.

January 30, 2003

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS

	2002	2001
Cash	**$ 53,907**	$ 22,555
Investments	**6,374**	6,000
Income taxes receivable, Parent	**3,100**	4,346
Prepaid expenses	**15**	257
	$ 63,396	$ 33,158

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Accounts payable	**$ 3,183**	$ --
	3,183	--
Stockholder's equity:		
Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 40,000 shares	**40,000**	40,000
Additional paid-in capital	**25,000**	--
Retained earnings/(deficit)	**(4,787)**	(6,842)
Total stockholder's equity	**60,213**	33,158
	$ 63,396	$ 33,158

The accompanying notes are an integral part of these financial statements.

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Fee income	$ 20,317	$ --
Interest income	374	--
	20,691	--
Expenses:		
Salaries and commissions	9,598	--
General and administrative	7,792	11,188
	17,390	11,188
Income (loss) before income taxes	3,301	(11,188)
Provision for income taxes	(1,246)	4,346
Net income	$ 2,055	$ (6,842)

The accompanying notes are an integral part of these financial statements.

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2002 and 2001

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2000	40,000	$ 40,000	$ --	$ --	$ 40,000
Net loss	--	--	--	(6,842)	(6,842)
Balance, December 31, 2001	40,000	40,000	--	(6,842)	33,158
Contribution of capital	--	--	**25,000**	--	**25,000**
Net income	--	--	--	**2,055**	**2,055**
Balance, December 31, 2002	**40,000**	**$ 40,000**	**$ 25,000**	**$ (4,787)**	**$ 60,213**

The accompanying notes are an integral part of these financial statements.

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ 2,055	$ (6,842)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Income taxes receivable, Parent	1,246	(4,346)
Prepaid expenses	242	(257)
Accounts payable	3,183	--
Net cash provided by (used in) operating activities	6,726	(11,445)
Cash flows from investing activities:		
Purchase of investments	(374)	(6,000)
Net cash used in investing activities	(374)	(6,000)
Cash flows from financing activities:		
Contribution of capital	25,000	--
Net cash provided by financing activities	25,000	--
Increase (decrease) in cash	31,352	(17,445)
Cash, beginning of year	22,555	40,000
Cash, end of year	$ 53,907	$ 22,555

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

TrueNorth Securities, Inc. (Company) was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of TrueNorth, Inc. (Parent). The Company is a limited broker/dealer providing mutual fund and variable products to retail and corporate customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). TrueNorth, Inc. provides investment advisory services and is a wholly owned subsidiary of The IMA Financial Group, Inc. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments – Investments consist of a certificate of deposit with a maturity date of March 2, 2003.

Income Taxes - The Company files consolidated income tax returns with The IMA Financial Group, Inc. and its subsidiaries. Income taxes or benefits are allocated to the Company on the basis of its individual taxable income or loss. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns. The result of these allocations is reported on the balance sheets under the caption "Income taxes receivable, Parent."

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

(Continued)

3. RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership with The IMA Financial Group, Inc., and its subsidiaries, (the Affiliates) which include the Company's Parent, TrueNorth, Inc. As of December 31, 2002, the Company had no full-time employees. The Company shares office space with its affiliates. Administrative, recordkeeping, operational, and other services necessary to conduct the Company's operations, are provided to the Company by its Parent, other Affiliates, or employees of Affiliates.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous. Further, certain of the services and other transactions between the Company by its Affiliates, such as the provision of office space, may be conducted without amounts being ascribed to such transactions. If amounts were ascribed to such transactions, the effect would be immaterial to the Company's financial position, because the result would be an increase to stockholder's equity (contributed capital) as a result of recognition of the contributed services, with the corresponding increase to expenses resulting in a similar reduction to stockholder's equity.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $52,089 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .06 to 1.00. At December 31, 2001, the Company had net capital and net capital requirements of $28,547 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

SUPPLEMENTARY INFORMATION

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1
December 31, 2002 and 2001

	2002	2001
Aggregate indebtedness:		
Accounts payable	$ 3,183	$ --
Total aggregate indebtedness	$ 3,183	$ --
Net capital:		
Credit items:		
Common stock	$ 40,000	$ 40,000
Additional paid-in capital	25,000	--
Retained earnings/(deficit)	(4,787)	(6,842)
Total credit items	60,213	33,158
Deductions and charges:		
Income taxes receivable, Parent	(3,100)	(4,346)
Other deductions	(24)	(265)
Total deductions and charges	(3,124)	(4,611)
Net capital	$ 57,089	$ 28,547
Capital requirements:		
Net capital	$ 57,089	$ 28,547
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer subsidiary ($5,000)	5,000	5,000
Net capital in excess of requirements	$ 52,089	$ 23,547
Ratio of aggregate indebtedness to net capital	.06 to 1	0 to 1

There are no material differences between the amounts reported and the corresponding amounts reported in the Company's unaudited Form X-17A-5 Part II filings for the years ending December 31, 2002 and 2001.

There were no liabilities subordinated to the claim of general creditors at December 31, 2002 and 2001.